[Letterhead of]
CRAVATH, SWAINE & MOORE LLP
[New York Office]
Symetra Financial Corporation
Registration Statement on Form S-1
File No. 333-162344
     January 15, 2010
Dear Mr. Riedler:
               Symetra Financial Corporation (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 6 (“Amendment No. 6”) to its Registration Statement on Form S-1 (File No. 333-162344) (the “Registration Statement”). This letter, together with Amendment No. 6, sets forth the Company’s responses to the comments contained in your letter dated January 14, 2010 (the “Comment Letter”) relating to the Registration Statement.
               Set forth below in bold font are the comments of the staff of the Commission (the “Staff”) contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 6 of the requested disclosure or revised disclosure.
FORM S-1/A filed on January 7, 2010
Management’s Discussion And Analysis of Financial Condition and Results of Operations, page 44
Use of non-GAAP Financial Measures, page 53
Adjusted Operating Income (Loss), page 53

1.	Please refer to your revised disclosure. It is unclear how you have addressed the limitation of Adjusted Operating Income in regards to the cashflow impact of securities that experience OTTI. Please disclose a limitation that the credit events that create OTTI negatively impact investment income cash flows and cash flows as maturity.
          The Company has revised its disclosure on pages 54 and 55 of Amendment No. 6 in response to this Comment No. 1.
Management, page. 137
Compensation Discussion and Analysis, page 141
2.	Please confirm that you will file a Form 8-K with Item 5.02(f) disclosure when the remaining 2009 compensation amounts for your named executive officers are determined. Please be aware that this Form 8-K filing must restate your total compensation for 2009 in light of the new information. See Regulation S-K Compliance & Disclosure Interpretation 217.11.
          The Company confirms that it will file a Form 8-K with Item 5.02(f) disclosure when the remaining 2009 compensation amounts for our named executive officers are determined and acknowledges that this Form 8-K filing must restate the Company’s total compensation for 2009 in light of the new information.
Principal and Selling Stockholders, page 162
3.	Please revise this table to provide footnotes that identify the natural persons who have or share voting or investment power for each fund. See Item 507 of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 240.04.
               The Company has revised its footnote disclosure on pages 162 through 166 of Amendment No. 6 in response to this Comment No. 3.

               Please contact the undersigned at (212) 474-1644, or, in my absence, D. Scott Bennett at (212) 474-1132, with any questions or comments you may have regarding the Registration Statement.
Very truly yours,
/s/ William J. Whelan, III
William J. Whelan, III
Mr. Jeffrey Riedler
     Assistant Director
          U.S. Securities and Exchange Commission
               Division of Corporation Finance
                    100 F Street, N.E.
                         Washington, D.C. 20549
BY FED EX
Copy with enclosures to:
Ms. Jennifer Riegel
     Staff Attorney
          U.S. Securities and Exchange Commission
               Division of Corporation Finance
                    100 F Street, N.E., Mail Stop 4720
                         Washington, D.C. 20549
BY FED EX
George C. Pagos
     Symetra Financial Corporation
          777 108th Avenue NE, Suite 1200
               Bellevue, WA 98004
BY FED EX